                                                                  EXHIBIT 1

BOARD COMPENSATION

     Directors, other than officers of the Company, receive a retainer fee of $2,500 annually for service on the Board, including service on any Board Committees. These directors also receive a fee of $500 for each Board and committee meeting attended and reimbursement for expenses incurred in connection with attendance at Board and committee meetings.

     In 1995, the shareholders approved the adoption of the 1995 Directors Stock Option Plan (the "1995 Plan") to replace the 1984 Directors Stock Option Plan (the "1984 Plan") which expired in 1994. The 1995 Plan is substantially similar to the 1984 plan. Under the 1995 Plan, options for up to 200,000 shares of common stock may be granted to directors who are not officers of the Company, for a price not less than 85% of the fair market value of the common stock on the date of grant. The vesting schedule for the options granted is determined by a committee of directors at the time of the option grant. The maximum option term is ten years. If the optionee ceases to be a director for any reason, any options granted which have not been exercised will be canceled. No options were granted to directors in 1995.

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                            REMUNERATION OF OFFICERS

COMPENSATION TABLES

     SUMMARY COMPENSATION TABLE. The following table sets forth three years of compensation history for the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company as of the last completed fiscal year:



                                              Annual Compensation  (1)             Long-Term Compensation
                                         ----------------------------------  ----------------------------------
                                                                                     Awards           Payouts
                                                                             ----------------------  ----------
                                                                   Other                 Securities
                                                                  Annual     Restricted  Underlying     LTIP     All Other
         Name and                                                 Compen-      Stock      Options      Payouts    Compen-
    Principal Position          Year     Salary ($)   Bonus ($)  sation ($)     ($)         (#)          ($)     sation ($)
- ---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------
R. Auhll                        1995     $298,000     $130,239         -        -               -         -       $10,408 (2)
  President and Chairman        1994     $237,930     $107,475         -        -               -         -       $10,210
  of the Board                  1993     $231,000      $24,000         -        -            40,000       -        $8,839

R.B. Thompson                   1995     $166,000      $60,940         -        -               -         -        $4,192 (3)
  Executive Vice President      1994     $140,080      $52,202         -        -            20,000       -        $3,977
  Chief Financial Officer       1993     $136,000      $12,000         -        -               -         -        $3,729

F. D'Amelio                     1995     $169,000      $58,000         -        -               -         -        $3,672 (4)
  Vice President                1994     $143,000      $48,310         -        -            23,750       -        $3,303
  Chief Manufacturing           1993     $125,000       $9,000         -        -             4,879       -        $2,398
  Officer

W. Berci                        1995     $154,000      $45,500         -        -               -         -        $3,283 (5)
  Vice President                1994     $132,000      $36,073         -        -            20,000       -        $2,567
  Marketing and Sales           1993     $128,000      $15,000         -        -               -         -        $2,560

D. Zielinski                    1995     $141,916      $52,276         -        -               -         -        $4,279 (6)
  Vice President                1994     $136,000      $51,790         -        -            23,750       -        $3,559
  ACMI Division                 1993     $120,500      $20,038         -        -               -         -        $3,328
  General Manager



(1) Includes amounts earned in fiscal year, whether or not deferred.
(2) Reflects $4,620 Company match of employee contributions to 401(k) plan and $5,788 premium on life insurance paid by the Company.
(3) Reflects $3,176 Company match of employee contributions to 401(k) plan and $1,016 premium on life insurance paid by the Company.
(4) Reflects $3,162 Company match of employee contributions to 401(k) plan and $510 premium on life insurance paid by the Company.
(5) Reflects $2,769 Company match of employee contributions to 401(k) plan and $514 premium on life insurance paid by the Company.
(6) Reflects $1,819 Company match of employee contributions to 401(k) plan and $2,460 premium on life insurance paid by the Company.

     OPTION GRANTS IN LAST FISCAL YEAR. None of the executive officers named in the Summary Compensation Table above received a grant of stock options during the year ended December 31, 1995. The Company has never granted stock appreciation rights (SARs).

     AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES. The following table sets forth, for each of the executive officers named in the Summary Compensation Table above, each exercise of stock options during the year ended December 31, 1995 and the year-end value of unexercised options:


                                                         Number of Securities               Value of Unexercised
                                                    Underlying Unexercised Options          In-the-Money Options
                      Shares                           at Fiscal Year End 1995             at Fiscal Year End 1995
                    Acquired on       Value        ------------------------------   ----------------------------------
Name                Exercise(#)   Realized($)(1)    Exercisable     Unexercisable   Exercisable (2)  Unexercisable (2)
- -----------------   -----------   --------------   -------------   --------------   ---------------  -----------------
R. Auhll                   n/a              n/a       20,000 (3)       20,000          $200,000 (3)      $200,000

R.B. Thompson              n/a              n/a        2,857           17,143           $31,427          $188,573

F. D'Amelio                n/a              n/a       20,257           27,372          $309,433          $308,857

W. Berci                16,000         $256,125       14,057           17,143          $213,427          $188,573

D. Zielinski               n/a              n/a        3,393           20,357           $37,323          $223,927


(1) Excess of market price over exercise price, on the date of exercise.
(2) Excess of $20.25 (market price at year end) over exercise price.
(3) Mr. Auhll also holds warrants to purchase 100,000 shares which were fully exercisable at year end. The value of these warrants, computed as in note (2), was $1,564,000. The warrants were issued in 1990 in connection with Mr. Auhll's guarantee of certain indebtedness of the Company and not in connection with his performance of services to the Company.


                      REPORT OF THE COMPENSATION COMMITTEE

COMPENSATION PRINCIPLES

     The compensation policies of the Company for all employees, including executive officers, are guided by the following principles:

     - Attract, retain and motivate well qualified employees who contribute to the long-term success of the Company.

     - Encourage the development and achievement of objectives that enhance long-term shareholder value.

     - Relate compensation to the overall success of the Company which includes providing sales growth coupled with sound financial performance, quality products and services for customers, and fostering an environment which enables employees to achieve objectives.

EXECUTIVE COMPENSATION PRACTICES

     The Company's executive compensation program consists primarily of cash and equity based elements. Salary and annual awards, if warranted, under the Management Incentive Compensation Program ("MICP") comprise the cash elements. Grants of stock options under the Company's employee stock option plans and participation in the Company's employee stock purchase plan comprise the equity based elements. The Company also provides health and welfare benefits to the named officers through programs that are generally available to all employees. In addition, all Company officers are entitled to have life insurance up to four times their annual base salary.

CASH COMPONENTS

     It is the Company's intent to provide a compensation program that can attract, motivate and retain high performance executives who are critical to the long-term success of the Company. Salary levels and MICP target levels are established annually for executive officers by the Compensation Committee, after a review of compensation surveys for the medical/dental equipment and supply industry. For 1995, the survey group consisted of 324 publicly traded companies whose principal business was the manufacture or distribution of medical/dental equipment and supplies. Of these companies, 140 are included in the NASDAQ index covering medical stocks (see "Stock Performance Graph"). Salaries for executive officers are established by evaluating the responsibilities of the position held and the experience of the individual and by reference to the competitive marketplace for executive talent.

     The MICP plan provides for annual awards which are paid after the end of the fiscal year, based on the achievement of pre-established annual increases in specific objectives. The overall MICP program typically has many objectives. The 1995 MICP plan had 125 objectives. For every participant, a target payout is established for each objective and the weighting or value is assigned to each component. Each MICP participant has a unique set of objectives which constitute his or her specific MICP program. There are also one or two subjective elements in each participant's program. An individual objective has a pre-established minimum performance level before any payment will occur and a maximum performance level where further payment ceases. The range of payouts for each objective is from zero to 200% of a target amount. The Compensation Committee establishes goals for overall growth in sales, gross profit, operating and net income on a Company wide basis and reviews the complete MICP program each year. Using these Company wide goals as guidelines, targets are then determined for other business units, and other subsets of sales, gross profit and operating income. In years where there is a significant change in the overall business, or in an individual's responsibility, the MICP targets are modified to make the performance measurements meaningful. Awards are prorated for participation for less than one year. Employees with other commission or bonus arrangements are generally excluded from participation in the MICP plan. The MICP plan may be modified from time to time, or discontinued at the discretion of the Compensation Committee. During 1995, executive officers had six to twelve objectives in their MICP program with each objective having a weight of two to forty-nine percent of their total program. The weight of the objectives varied widely among the group depending on the responsibilities of the individual. For 1995, actual payouts for the individual MICP programs averaged 101% of target.

     Employees, including executive officers, who participate in the 401(k) plan may receive a Company matching contribution of up to a maximum of 1 1/2% of their salary per year.

EQUITY BASED COMPONENTS

     The Company utilizes equity based compensation in the form of stock options and a 20% matching program for stock purchases under a stock purchase plan for its employees to focus employees and management on creating and enhancing long term shareholder value. The actual value of such equity based compensation correlates directly to the Company's stock price performance.

     Stock options are an essential element of the Company's compensation program. This component is intended to provide a long term incentive for employees to stay with the Company and to motivate them to work toward appreciation in the price of the Company stock over time. Three hundred fifty-three employees (or approximately 29% of all employees) participate in the various employee stock option plans. Stock options are currently outstanding under the 1979 Employee Stock Option Plan, the 1983 Employee Stock Option Plan, which expired in 1989 and 1993 respectively, the 1993 Stock Option Plan (the"1993 Plan") and the Cabot Stock Option Plan (the "Cabot Plan").

     In determining the number of shares subject to options being granted to executive officers, the Compensation Committee considers survey data on options granted to executives with comparable positions at comparable companies, the number of shares subject to options previously granted to the executive, the number of unvested shares subject to outstanding options held by the executive (which is an indicator of the retention value of the outstanding options) and an evaluation of the executive's individual performance. There were no options granted to executive officers in 1995.

     In the 1979, 1983 and 1993 Employee Stock Option Plans, options generally become exercisable cumulatively or "vest" at an annual rate of 14.3% of the total shares granted for seven years commencing one year from the date of grant. All outstanding stock options were granted at the "market price" as of the date of grant. Correspondingly, options in the Cabot Plan generally become exercisable over a three year vesting period. The 1979, 1983, 1993 and Cabot Plans provide for full vesting of options in the event there is a change in control of the Company.

1995 CHIEF EXECUTIVE COMPENSATION

     Mr. Auhll, in his capacity as Chairman of the Board, Chief Executive Officer and President participates in substantially the same compensation programs as the other named officers. The Compensation Committee has based Mr. Auhll's total compensation, including compensation derived from the MICP plan at a level it believes is competitive with comparably sized medical companies, based on survey data. Circon's sales put the Company in the 75th percentile of the companies surveyed.

     After considering all factors, particularly the added scope of responsibility associated with the Cabot merger and Mr. Auhll's compensation relative to comparably sized medical companies, the committee approved a $298,000 salary for 1995, an increase of 25.2% over his $237,930 salary for the prior year. Mr. Auhll's target bonus for 1995 MICP program was set at $112,000. Mr. Auhll's MICP program consisted of nine objectives covering sales growth, operating performance and financial ratios, each having a weight of two to forty-nine percent of his total program. Mr. Auhll's bonus program had payouts for individual factors that range from 0% to 200% of the target values for 1995. This resulted in an actual payout of $130,239 or 116% of his target bonus.
Mr. Auhll's base salary falls 9% above and his bonus falls 31% below the 75th percentile compared to the CEOs in the survey group.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(m)

     Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly-held corporations for compensation exceeding $1 million paid to certain of the Company's executive officers. In 1995, the performance-based compensation paid to the Company's executive officers did not exceed the $1 million limit per officer. It is the Compensation Committee's intention to review the Company's compensation policies and regulate compensation levels in order to comply with the statute and avoid non-deductible compensation payments.


                                   Respectfully submitted,

                                   Richard A. Auhll
                                   Harold R. Frank
                                   Rudolf R. Schulte



          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Directors Auhll, Frank and Schulte comprise the Compensation Committee.
Mr. Auhll also serves as President and Chief Executive Officer of the Company. Mr. Auhll participates in discussions regarding compensation for executive officers, except discussions regarding the Chief Executive Officer. As a member of the Compensation Committee, Mr. Auhll is ineligible to receive stock option grants under the Company's stock option plans.

     No other member of the Compensation Committee is a former or current officer or employee of the Company or any of its subsidiaries. Furthermore, there are no compensation committee interlocks between Circon and other entities involving the Company's executive officers and board members.